FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of July, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              TDK Corporation

                                             (Registrant)



July 2, 2007                           BY:  /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President ,
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group









Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
http://www.tdk.co.jp/tetop01/index.htm




                             FOR IMMEDIATE RELEASE

                   TDK Announces Results of Share Repurchase
                       and Completion of Current Buybacks


TOKYO JAPAN, July 2, 2007 ----- TDK Corporation has announced today that the repurchase of some of its own shares, resolved on the Board of Directors meeting on May 15, 2007, pursuant to the regulations of Articles 165-2 of the Company Law of Japan, as follows.
With the repurchase of these shares, TDK has completed the buyback of all the shares approved by the aforementioned May 15 resolution of the Board of Directors on June 30, 2007.

   1. Period of purchase                 May 31 to June 30, 2007
   2. Number of shares repurchased       0 shares
   3. Price paid per share               JPY 0
   4. Method of purchase                 Purchased on the Tokyo Stock Exchange

    (For reference:)
    Total shares repurchased
     1. Date of purchase                 May 30, 2007
     2. Number of shares repurchased     3,599,000 shares
     3. Amount                           JPY39,229,100,000
     4. Method of purchase               Closing price transaction through
                                         ToSTNet-2
                                    (TokyoStock Exchange Trading Network System)

Details of the buyback resolution by the Board of Directors on May 15, 2007 are as follows.

     1. Type of shares to be repurchased    TDK Corporation common stock
     2. Number of shares to be repurchased  Up to 4 million shares
                                            (3.0% of total shares issued)
     3. Total cost                          Up to JPY44.0 billion
     4. Buyback period                      May 16, 2007 through June 30, 2007